

10027926

SEC .... MISSION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66529

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/1/2009___ AND ENDING ___12/31/09___

        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Petro Capital Securities, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

3838 Oak Lawn, Suite 1775

(No. and Street)

Dallas	Texas	75219
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rosser Newton   (214) 661-7761

                                     (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Turner, Stone & Company

(Name – *if individual, state last, first, middle name*)

12700 Park Central Dr., Suite 1400	Dallas	Texas	75251
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _Rosser Newton_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Petro capital Securities, LLC_ , as of _December 31_ , 20 _09_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

ELVIA JAIMES
Notary Public, State of Texas
My Commission Expires
August 21, 2011

_____
Notary Public

_____
Signature

Designated Principal
_____
Title

This report ** contains (check all applicable boxes):

☑ (a) Facing Page.
☑ (b) Statement of Financial Condition.
☑ (c) Statement of Income (Loss).
☑ (d) Statement of Changes in Financial Condition.
☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☑ (g) Computation of Net Capital.
☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☑ (l) An Oath or Affirmation.
☑ (m) A copy of the SIPC Supplemental Report.
☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Petro Capital Securities, LLC

Financial Statements

and

Independent Auditors' Report

For the Year Ended December 31, 2009

C O N T E N T S



Independent Auditors' Report

The Member
Petro Capital Securities, LLC
Dallas, Texas

We have audited the accompanying statement of financial condition of Petro Capital Securities, LLC (the Company), as of December 31, 2009, and the related statements of income and member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17-a5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Petro Capital Securities, LLC at December 31, 2009, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I (Schedules II, III and IV are not applicable) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17-a5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Turner, Stone & Company, LLP

Certified Public Accountants
February 19, 2010

Turner, Stone & Company, L.L.P.
Accountants and Consultants

12700 Park Central Drive, Suite 1400
Dallas, Texas 75251
Telephone: 972-239-1660 / Facsimile: 972-239-1665
Toll Free: 877-853-4195
Web site: turnerstone.com



INAA
GROUP
INTERNATIONAL NETWORK OF ACCOUNTANTS AND AUDITORS

PETRO CAPITAL SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

Assets

Current assets:

Cash	$	107,707
Total current assets	$	107,707

Liabilities and Member's Equity

Current liabilities:

Due to Parent		25,442
Total current liabilities		25,442

Member's equity:

Capital contributions		35,000
Retained earnings		47,265
Total member's equity		82,265
Total liabilities and member's equity	$	107,707

The accompanying notes are an integral part of the financial statements.

PETRO CAPITAL SECURITIES, LLC
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2009

Revenues	$	1,819,264
Operating expenses:		
Office services charged by Parent		1,312,436
Management fee charged by Parent		45,000
Registration and insurance fees		25,288
Legal and professional fees		8,500
		1,391,224
Income before state margin tax		428,040
Provision for state margin tax		2,123
Net income		425,917
Retained earnings at beginning of year		339,099
Distributions		(717,751)
Retained earnings at end of year	$	47,265

The accompanying notes are an integral part of the financial statements.

PETRO CAPITAL SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

Cash flows from operating activities:		
Net income	$	425,917
Changes in operating assets and liabilities:		
Decrease in prepaid management fee		56,687
Decrease in Due to Parent		(25,627)
Net cash provided by operating activities		456,977
Cash flows from investing activities:		
Net cash provided by investing activities		-
Cash flows from financing activities:		
Distributions paid		(717,751)
Net cash used in financing activities		(717,751)
Decrease in cash		(260,774)
Cash at beginning of year		368,481
Cash at end of year	$	107,707

The accompanying notes are an integral part of the financial statements.

PETRO CAPITAL SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business and operations

Petro Capital Securities, LLC (the Company) is a limited liability company organized in the State of Texas, on March 26, 2004 and is a wholly-owned subsidiary of Petro Capital Advisors, LLC (the Parent). The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company provides private placement of debt and equity securities as well as providing advisory services for mergers and acquisitions and corporate finance.

Accounting Standards Codification

The Company adopted the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC). The ASC does not alter current accounting principles generally accepted in the United States of America (GAAP), but rather integrates existing accounting standards with other authoritative guidance. The ASC provides a single source of authoritative GAAP for nongovernmental entities and supersedes all other previously issued non-public accounting and reporting guidance. The adoption of the ASC did not have any effect on the Company's financial statements.

Revenue recognition

The Company earns fees, commissions and receives financial instruments in exchange for the services it provides and recognizes revenue when the Company has completed its contractual obligations and collection is reasonably assured.

For the year ended December 31, 2009, one client represented approximately 83% of total revenues.

Management estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash flows

The Company maintains its cash in a financial institution, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts, and does not believe it is subject to any credit risks involving its cash. At December 31, 2009, none of the Company's cash was in excess of federally insured limits.

For purposes of the statement of cash flows, cash includes demand deposits, time deposits and short-term cash equivalent investments with maturities of less than three months. At December 31, 2009, the Company had no such cash equivalents included in cash. None of the Company's cash is restricted.

PETRO CAPITAL SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS

Fair value of financial instruments

In accordance with the reporting requirements of ASC Topic 825, *Financial Instruments*, the Company calculates the fair value of its assets and liabilities which qualify as financial instruments under this standard and includes this additional information in the notes to the financial statements when the fair value is different than the carrying value of those financial instruments. The estimated fair value of the Company's current assets and current liabilities approximates their carrying amount due to their readily available nature and short maturity. The Company's cash is not held for trading purposes.

Fair value measurements

ASC Topic 820, *Fair Value Measurements and Disclosures*, defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and requires certain disclosures about fair value measurements. In general, fair values of financial instruments are based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internally developed models that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality and the customer's creditworthiness, among other things, as well as unobservable parameters. Any such valuation adjustments are applied consistently over time. Management has determined that it will not, at this time, adopt fair value accounting for nonfinancial assets or liabilities currently recorded in the financial statements.

Recent accounting pronouncements

During the year ended December 31, 2009, there were several new accounting pronouncements issued by the FASB the most recent of which was Accounting Standards Update 2009-17, *Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities*. Each of these pronouncements, as applicable, has been or will be adopted by the Company. Management does not believe the adoption of any of these accounting pronouncements has had or will have a material impact on the Company's financial statements.

Subsequent events

In preparing the financial statements, the Company has reviewed, as determined necessary by the Company's management, events that have occurred after December 31, 2009, up until the issuance of the financial statements, which occurred on February 19, 2010.

2. TRANSACTIONS WITH RELATED PARTY

The Company's Parent (Note 1) receives an office service fee of 85% of monthly income, computed before deducting the office service fee, in exchange for providing certain management services to the Company. Such fee amounted to $1,312,436 during 2009 and is reflected in "Office services charged by Parent" on the accompanying statement of income and member's equity.

The Company also paid the Parent a management fee of $3,750 per month during 2009 which is reflected in "Management fee charged by Parent" on the accompanying statement of income and member's equity. Additionally, the Company amended the agreement in January of 2010 which did not affect the financial statements for the year ended December 31, 2009. The Company's monthly management fee will increase from $3,750 to $38,164.

3. INCOME TAXES

The Company is organized as a limited liability company under the provisions of the Internal Revenue Code of 1986 as amended. Accordingly, the financial statements do not include a provision for federal income taxes because the Company does not incur federal income tax liabilities. Instead, its earnings and losses are included in the member's income tax return and are taxed based on the member's income tax rate.

As a Texas limited liability company, the Company is subject to a state margin tax based on the lower of either the cost of goods sold margin, compensation margin or 70% of gross revenues. The tax estimate on the financial statements was based on gross revenue. The Company's margin tax liability will be included in the member's state margin tax return.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2009, the Company was in compliance with aggregate indebtedness of $25,442 and net capital of $82,265.

5. RULE 15c3-3 EXEMPTION

The Company does not hold customer funds or securities and is, therefore, exempt under Rule 15c3-3(k)(2)(i) from preparing the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

<u>PETRO CAPITAL SECURITIES, LLC.</u>
<u>SCHEDULE I</u>
<u>COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1</u>
<u>OF THE SECURITIES AND EXCHANGE COMMISSION</u>
<u>DECEMBER 31, 2009</u>

Net capital requirement, the greater of:			$	5,000
6-2/3% of aggregate indebtedness	$	1,696		
Minimum dollar requirement		5,000		
Net capital				82,265
Excess net capital			$	77,265
Aggregate indebtedness				25,442
Excess net capital at 1,000% (net capital, less 10% aggregate indebtedness)				79,721
Ratio of aggregate indebtedness to net capital				31%
Ratio of subordinated indebtedness to debt/equity total				-
120% of required net capital				6,000
Net capital in excess of 120% of required Net capital			$	71,265
Total assets			$	107,707
Less: total liabilities				(25,442)
Net worth				82,265
Deductions from and/or charges to net worth				
Total non-allowable assets	$	-		
Other deductions or charges		-		
Excess Fidelity Bond Deductible		-		
Total deductions from net worth				-
Net capital before haircuts on securities positions				82,265
Haircuts on certificates of deposit and commercial paper	$	-		
U.S. and Canadian government obligations		-		
State and municipal government and obligations		-		
Corporate obligations		-		
Stock and warrants		-		
Options		-		
Other securities		-		
Other positions		-		
Undue concentrations		-		
Total haircuts on securities				-
Net capital			$	82,265

There are no material differences between the amounts presented above and the amounts reported on the Company's unaudited FOCUS report as of December 31, 2009.



Your Vision Our Focus

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Member
Petro Capital Securities, LLC

In planning and performing our audit of the financial statements and supplemental schedule of Petro Capital Securities, LLC (the Company), for the year ended December 31, 2009, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Turner, Stone & Company, L.L.P.
Accountants and Consultants

12700 Park Central Drive, Suite 1400
Dallas, Texas 75251
Telephone: 972-239-1660 / Facsimile: 972-239-1665
Toll Free: 877-853-4195
Web site: turnerstone.com



INAA
GROUP
INTERNATIONAL NETWORK OF ACCOUNTANTS AND AUDITORS

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Turner, Stone & Company, LLP

Certified Public Accountants
February 19, 2010



Your Vision Our Focus

February 26, 2010

To the Member of Petro Capital Securities, LLC
3838 Oak Lawn, Suite 1775
Dallas, Texas 75219

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2009, which were agreed to by Petro Capital Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC solely to assist you and the other specified parties in evaluating Petro Capital Securities, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Petro Capital Securities, LLC's management is responsible for the Petro Capital Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with bank withdrawals found on Petro Capital Securities, LLC's January 2009 bank statement noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009, noting no differences;

3. Noted there were no adjustments reported in Form SIPC-7T.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T by adding the first quarter total revenues from the FOCUS Report for the three months ended March 31, 2009 to the total revenues listed in the Form SIPC-7T and comparing it to total revenues listed in the Statement of Income and Retained Earnings without exception; and

Turner, Stone & Company, L.L.P.
Accountants and Consultants

12700 Park Central Drive, Suite 1400
Dallas, Texas 75251
Telephone: 972-239-1660, Facsimile: 972-239-1665
Toll Free: 877-853-4195
Web site: turnerstone.com



INTERNATIONAL NETWORK OF ACCOUNTANTS AND AUDITORS

5. There were no overpayments reported on Form SIPC-7T.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Turner, Stone & Company, LLP

Certified Public Accountants
February 26, 2010